FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
[redacted]66 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

March 27, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 4/9

FILE NO. 82-5077

FJH

Ad hoc release

FJH announces final figures for 2006:

- **Turnover 56.9 million Euro (2005: 51.1 million Euro)**
- **Operating cash flow -1.3 million Euro (2005: -19.6 million Euro)**
- **Consolidated result -1.9 million Euro (2005: -2.0 Euro).**
- **Earnings per share -0.10 Euro (2005: -0.21 Euro).**
- **Shareholders' equity 17.9 million Euro (2005: 4.4 million Euro)**

Munich, 27th March 2007: The Supervisory Board of the Prime Standard-listed consulting and software house FJH AG (ISIN DE0005130108) has approved the audited consolidated financial statements for 2006. With a turnover of 56.9 million Euro in 2006 (2005: 51.1 million Euro), the Executive Board's forecast from November 2006 was confirmed. The cash flow from operating activities was also again clearly positive in the fourth quarter and stood at 1.9 million Euro. This means that the operating cash flow for the overall year improved considerably to -1.3 million Euro (2005: -19.6 million Euro).

Without the depreciation of PYLON AG's goodwill and the costs of the efficiency programme, the company achieved an EBIT of -0.2 million Euro, to which the FJH Group without PYLON contributed 0.4 million Euro. The now complete final Purchase Price Allocation (PPA) for PYLON AG, acquired at the end of the first quarter of 2006, led to the already-announced significant changes compared to the provisional Purchase Price Allocation. The value of PYLON AG's intangible assets stood at 1.7 million Euro on 1st April 2006 (provisional PPA: 4.3 million Euro). An unplanned depreciation of around 3.2 million Euro was carried out on the goodwill arising from the PPA.

The efficiency programme also announced in the autumn of 2006 was implemented as planned in 2006. One-off measures costing 1.5 million Euro have helped FJH cut current annual costs by a further 1.8 million Euro. All in all, FJH achieved an EBIT of -4.9 million Euro (2005: -3.7 million Euro). Consolidated loss stood at -1.9 million Euro (2005: -2.0 million Euro). The earnings per share were thus -0.10 Euro (2005: -0.21 Euro).

FILE NO. 82-5077

With the capital increases carried out in the last fiscal year, shareholders' equity rose further to 17.9 million Euro (2005: 4.4 million Euro). The equity ratio thus stands at around 47 percent. At the year-end, liquid funds rose significantly to 16.2 million Euro (2005: 9.6 million Euro). In particular, freely available liquid funds worth 10.9 million Euro (2005: 3.4 million Euro) mean FJH has now restored sufficient working liquidity.

The company will be presenting the audited consolidated annual financial statements at the annual press conference on 30th March 2007 in Munich.

Given the successful implementation of the efficiency programme and the significant improvement in the orders on hand already announced, the Executive Board is affirming its sales forecast of 58 to 62 million Euro and its EBIT forecast of 4.8 million to 7.8 million Euro for the current fiscal year.

FJH AG
Dorothea Kurtz
Elsenheimerstrasse 65
80687 Munich
Germany
Phone: +49 (0) 89 769 01 7002
Fax: +49 (0) 89 769 01 606
E-mail: dorothea.kurtz@fjh.com
Internet: www.fjh.com

Munich, 27th March 2006

END